Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MiX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics:

Pursuant to the SENS announcements published on 1 December 2017 and 14 December 2017, shareholders were advised Charles Tasker had exercised 2 000 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell approximately 842 928 of these shares to contribute towards the strike price and resultant tax implications of the transactions. Shareholders are accordingly advised that following the sale set out hereunder, the sale of the 842 928 shares has been concluded. Charles Tasker has increased his shareholding in MiX Telematics by 1 157 072 ordinary shares, bringing his total shareholding to 2 057 072.

Name of director:	Charles Tasker
Transaction date:	14 December 2017
Class of securities:	Ordinary shares
Number of securities:	213 000
Price per security:	R6.10
Total value:	R1 299 300.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	15 December 2017
Class of securities:	Ordinary shares
Number of securities:	478
Price per security:	R6.10
Total value:	R2 915.80
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

19 December 2017

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